[OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]

September 27, 2012

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Premier (sold on or after October 1, 2012); File Nos. 811-1978, 333-182250
ONcore Xtra (sold on or after October 1, 2012); File Nos. 811-1978, 333-182249
ONcore Value (sold on or after October 1, 2012); File Nos. 811-1978, 333-182248

Ladies and Gentlemen:

On behalf of Ohio National Variable Account A (“the Registrant”) and The Ohio National Life Insurance Company (“Depositor”), on September 14, 2012, we submitted for filing pursuant to the Securities Act of 1933, as amended, (“1933 Act”) the following pre-effective amendments to the registration statements on Form N-4:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier (sold on or after October 1, 2012), Pre-Effective Amendment No. 1	811-01978	333-182250
ONcore Xtra (sold on or after October 1, 2012), Pre-Effective Amendment No. 1	811-01978	333-182249
ONcore Value (sold on or after October 1, 2012), Pre-Effective Amendment No. 1	811-01978	333-182248

The Registrant, its distributor and underwriter Ohio National Equities, Inc. (“ONEQ”), and the Depositor, respectfully request, consistent with Rule 461 under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective dates of these filings and that such registration statements be declared effective on October 1, 2012 or as soon thereafter as practical. Depositor, Registrant, and ONEQ are aware of their obligations under the 1933 Act.

We acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; and

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

Securities and Exchange Commission

September 27, 2012

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact me at 513-794-6278 if you have any questions or need more information.

Sincerely yours,

/s/ Kimberly A. Plante

Kimberly A Plante

Senior Associate Counsel

OHIO NATIONAL VARIABLE ACCOUNT A (REGISTRANT)

BY	THE OHIO NATIONAL LIFE INSURANCE COMPANY (DEPOSITOR)

By	/S/ KRISTAL E. HAMBRICK
Kristal E. Hambrick Senior Vice President and Chief Product Officer

THE OHIO NATIONAL LIFE INSURANCE COMPANY (DEPOSITOR)

By	/S/ KRISTAL E. HAMBRICK
Kristal E. Hambrick Senior Vice President and Chief Product Officer

OHIO NATIONAL EQUITIES, INC. (DISTRIBUTOR AND UNDERWRITER)

By	/S/ GARY T. HUFFMAN
Gary T. Huffman President